

July 9, 2014

<u>Via Email</u>
Mr. Richard A. Robert
Chief Financial Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

> **Re: Vanguard Natural Resources, LLC**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2013**
> **Filed on February 28, 2014**
> **File No. 001-33756**

Dear Mr. Robert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2013</u>

<u>Business, page 1</u>

<u>Proved Undeveloped Reserves, page 10</u>

1.   You response to comment 1 in our letter dated September 10, 2013 stated your plan to convert 16% of proved undeveloped reserves ("PUDs") to proved developed status in 2013. However, we note that you converted approximately 0.8 MMBoe or 2% of your PUDs during 2013. Please tell us what caused this change in your development plan. As part of your response, please provide us with an updated schedule showing your development plan along with a description of significant changes compared to the information you provided previously.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief